Exhibit 99.2

Magna International Inc.

Second Quarter Report

2024

MAGNA INTERNATIONAL INC.

Management's Discussion and Analysis of Results of Operations and Financial Position

Unless otherwise noted, all amounts in this Management's Discussion and Analysis of Results of Operations and Financial Position ["MD&A"] are in U.S. dollars and all tabular amounts are in millions of U.S. dollars, except per share figures, which are in U.S. dollars. When we use the terms "we", "us", "our" or "Magna", we are referring to Magna International Inc. and its subsidiaries and jointly controlled entities, unless the context otherwise requires.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements for the three and six months ended June 30, 2024 included in this Quarterly Report, and the audited consolidated financial statements and MD&A for the year ended December 31, 2023 included in our 2023 Annual Report to Shareholders.

This MD&A may contain statements that are forward looking. Refer to the "Forward-Looking Statements" section in this MD&A for a more detailed discussion of our use of forward-looking statements.

This MD&A has been prepared as at August 1, 2024.

HIGHLIGHTS

Comparing the second quarters of 2024 and 2023:

•	Global light vehicle production increased 2%, driven by 6% and 1% higher production in China and North America, respectively, offset by a decline of 5% in Europe.

•	Total sales were substantially unchanged at $11.0 billion, reflecting the acquisition of Veoneer Active Safety ["Veoneer AS"] in 2023 and the launch of new programs, offset by lower complete vehicle assembly volumes and the net weakening of foreign currencies against the U.S. dollar.

•	Diluted earnings per share were $1.09, compared to $1.18 in the second quarter of 2023. Adjusted diluted earnings per share(1) were $1.35, compared to $1.54 in the second quarter of 2023. These decreases reflected reduced earnings on reduced complete vehicle sales, higher warranty costs, lower equity income, higher restructuring costs and higher interest expense, partially offset by higher net commercial resolutions and the benefits of our operational excellence activities.

•	Cash from operating activities increased $189 million to $736 million.

In addition, in the second quarter of 2024 we:

•	Paid dividends of $134 million;

•	Raised Cdn$450 million in the form of Senior Notes;

•	Completed the acquisition of HE System Electronic, a supplier of inverter power modules, for $51 million; and

•	Were awarded reconfigurable seating business, utilizing our long-rail technology, with a China-based OEM.

OVERVIEW

OUR BUSINESS(2)

Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company built to innovate, with a global, entrepreneurial-minded team of over 177,000(3) employees across 345 manufacturing operations and 105 product development, engineering and sales centres spanning 28 countries. With 65+ years of expertise, our ecosystem of interconnected products combined with our complete vehicle expertise uniquely positions us to advance mobility in an expanded transportation landscape. For further information about Magna (NYSE:MGA; TSX:MG), please visit www.magna.com or follow us on social.

1 Adjusted diluted earnings per share is a Non-GAAP financial measure. Refer to the section "Use of Non-GAAP Measures".

2 Manufacturing operations, product development, engineering and sales centres include certain operations accounted for under the equity method.

3 Number of employees includes over 165,000 employees at our wholly owned or controlled entities and over 12,000 employees at operations accounted for under the equity method.

Magna International Inc. Second Quarter Report 2024	1

INDUSTRY TRENDS & RISKS

Our operating results are primarily dependent on the levels of North American, European, and Chinese car and light truck production by our customers. While we supply systems and components to every major original equipment manufacturer ["OEM"], we do not supply systems and components for every vehicle, nor is the value of our content consistent from one vehicle to the next. As a result, customer and program mix relative to market trends, as well as the value of our content on specific vehicle production programs, are also important drivers of our results.

Ordinarily, OEM production volumes are aligned with vehicle sales levels and thus affected by changes in such levels. Aside from vehicle sales levels, production volumes are typically impacted by a range of factors, including: labour disruptions; free trade arrangements and tariffs; relative currency values; commodities prices; supply chains and infrastructure; availability and relative cost of skilled labour; regulatory frameworks; and other factors.

Overall vehicle sales levels are significantly affected by changes in consumer confidence levels, which may in turn be impacted by consumer perceptions and general trends related to the job, housing, and stock markets, as well as other macroeconomic and political factors. Other factors which typically impact vehicle sales levels and thus production volumes include: vehicle affordability; interest rates and/or availability of credit; fuel and energy prices; relative currency values; uncertainty as to consumer acceptance of EVs; government subsidies to consumers for the purchase of low- and zero-emission vehicles; and other factors.

While the foregoing economic, political, and other factors are part of the general context in which the global automotive industry operates, there are a number of significant industry trends that are shaping the future of the industry and creating opportunities and risks for automotive suppliers. We continue to implement a business strategy which is rooted in our best assessment as to the rate and direction of change in the automotive industry, including with respect to trends related to vehicle electrification, advanced driver assistance systems, connectivity, as well as future mobility business models. Our short and medium-term operational success, as well as our ability to create long-term value through our business strategy, are subject to a number of risks and uncertainties. Significant industry trends, our business strategy, and the major risks we face, are discussed in our Annual Information Form ["AIF"] and Annual Report on Form 40-F ["Form 40-F"] in respect of the year ended December 31, 2023, together with subsequent filings. Those industry trends and risk factors remain substantially unchanged in respect of the second quarter ended June 30, 2024, except as follows:

•	Program Cancellations, Deferrals and Reductions in Production Volumes: We continue to see OEMs (primarily in North America) cancelling or deferring future EV programs, and/or reducing production volumes for current programs as the expected rate of EV sales growth slows. In China, we are seeing a trend with respect to cancellation and insourcing of advanced driver assistance systems ["ADAS"] programs. The cancellation, deferral or insourcing of current or future programs may adversely affect our ability to execute our strategy.

To the extent current production programs are cancelled or production volumes reduced, our sales for 2024 and future years of such programs may be adversely impacted. Additionally, we may be unable to recover various pre-production, engineering, dedicated program capital and other costs incurred in advance of production, or to recover them within the timeframe initially contemplated in our business plan. We may also experience production inefficiencies, including as a result of unutilized or underutilized production capacity and/or disruptions to our workforce plans at facilities affected by the cancellation of, or reduction of production volumes for, current programs. The failure to secure commercial recoveries from customers to offset such costs and other operating inefficiencies may have a material adverse effect on our profitability.

•	Fisker Bankruptcy: On May 7, 2024, Fisker GmbH ["Fisker Austria"] filed for bankruptcy protection in Austria, and on June 17, 2024, its parent company, Fisker Inc. ["Fisker"] filed for Chapter 11 bankruptcy protection in the U.S. Although production of the Fisker Ocean SUV in our Graz, Austria, complete vehicle manufacturing facility was suspended early in 2024, our manufacturing agreement with Fisker remains in effect as a result of the automatic stays of actions against Fisker in the U.S. and Austria. There is no certainty regarding the overall timing and outcome of the bankruptcy proceedings, including as to the prospects for successful reorganization of Fisker’s debts, its ability to resume business, validity of payments received from Fisker prior to its bankruptcy filings, or otherwise. We have assumed that production of the Fisker Ocean will not resume. Such lost production has had a material adverse effect on our sales for 2024 and future years of the program.

•	Complete Vehicle Assembly Business: Magna’s complete vehicle assembly business in Graz, Austria is experiencing uncertainty due to the bankruptcy of Fisker; the planned end of production of the Jaguar E-Pace, Jaguar I-Pace, BMW Z4, and Toyota Supra; and INEOS’ decision to not proceed with the Fusilier program. While this uncertainty is occurring at a time of vehicle production overcapacity in Europe and China, recent European Union tariffs on imported Chinese-made EVs could create opportunities for contract assembly. Although restructuring activities are in place to mitigate the impact of lost production, failure to secure new complete vehicle assembly programs with sufficient volumes and margins to offset discontinued programs could have a material adverse effect on our sales and profitability.

2	Magna International Inc. Second Quarter Report 2024

USE OF NON-GAAP FINANCIAL MEASURES

In addition to results presented in accordance with accounting principles generally accepted in the United States of America ["U.S. GAAP"], this report includes the use of Adjusted earnings before interest and taxes ["Adjusted EBIT"], Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share, and Adjusted Return on Invested Capital [collectively, the "Non-GAAP Measures"]. We believe these Non-GAAP financial measures provide additional information that is useful to investors in understanding our underlying performance and trends through the same financial measures employed by our management. Readers should be aware that Non-GAAP Measures have no standardized meaning under U.S. GAAP and accordingly may not be comparable to the calculation of similar measures by other companies. We believe that Adjusted EBIT, Adjusted EBIT as a percentage of sales, Adjusted diluted earnings per share and Adjusted Return on Invested Capital provide useful information to our investors for measuring our operational performance as they exclude certain items that are not reflective of ongoing operating profit and facilitate a comparison with prior periods. The presentation of any Non-GAAP Measures should not be considered in isolation or as a substitute for our related financial results prepared in accordance with U.S. GAAP. Non-GAAP financial measures are presented together with the most directly comparable U.S. GAAP financial measure, and a reconciliation to the most directly comparable U.S. GAAP financial measure, can be found in the "Non-GAAP Financial Measures Reconciliation" section of this MD&A.

RESULTS OF OPERATIONS

AVERAGE FOREIGN EXCHANGE

	For the three months ended June 30,				For the six months ended June 30,
	2024	2023	Change		2024	2023	Change
1 Canadian dollar equals U.S. dollars	0.731	0.745	-	2%	0.736	0.743	-	1%
1 euro equals U.S. dollars	1.076	1.089	-	1%	1.081	1.081		—
1 Chinese renminbi equals U.S. dollars	0.138	0.143	-	3%	0.139	0.144	-	3%

The preceding table reflects the average foreign exchange rates between the most common currencies in which we conduct business and our U.S. dollar reporting currency.

The results of operations for which the functional currency is not the U.S. dollar are translated into U.S. dollars using the average exchange rates for the relevant period. Throughout this MD&A, reference is made to the impact of translation of foreign operations on reported U.S. dollar amounts where relevant.

Our results can also be affected by the impact of movements in exchange rates on foreign currency transactions (such as raw material purchases or sales denominated in foreign currencies). However, as a result of hedging programs employed by us, foreign currency transactions in the current period have not been fully impacted by movements in exchange rates. We record foreign currency transactions at the hedged rate where applicable.

Finally, foreign exchange gains and losses on revaluation and/or settlement of monetary items denominated in a currency other than an operation's functional currency impact reported results. These gains and losses are recorded in selling, general and administrative expense.

LIGHT VEHICLE PRODUCTION VOLUMES

Our operating results are mostly dependent on light vehicle production in the regions reflected in the table below:

Light Vehicle Production Volumes (thousands of units)

	For the three months ended June 30,				For the six months ended June 30,
	2024	2023	Change		2024	2023	Change
North America	4,133	4,080	+	1%	8,113	7,964	+	2%
Europe	4,421	4,637	-	5%	8,823	9,255	-	5%
China	7,186	6,803	+	6%	13,583	12,745	+	7%
Other	6,933	6,709	+	3%	13,760	13,664	+	1%
Global	22,673	22,229	+	2%	44,279	43,628	+	1%

Magna International Inc. Second Quarter Report 2024	3

RESULTS OF OPERATIONS – FOR THE THREE MONTHS ENDED JUNE 30, 2024

SALES

Sales were substantially unchanged at $10.96 billion for the second quarter of 2024 compared to $10.98 billion for the second quarter of 2023. Factors decreasing sales include:

•	the end of production of certain programs;

•	lower complete vehicle assembly volumes, including the end of production of the BMW 5-Series;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $118 million; and

•	net customer price concessions subsequent to the second quarter of 2023.

These factors were partially offset by:

•	higher global light vehicle production;

•	the launch of new programs during or subsequent to the second quarter of 2023;

•	acquisitions, net of divestitures, during or subsequent to the second quarter of 2023, which increased sales by $251 million; and

•	customer price increases to recover certain higher production input costs.

COST OF GOODS SOLD

	For the three months ended June 30,
	2024	2023	Change
Material	$6,657	$6,802	$(145)
Direct labour	819	820	(1)
Overhead	2,018	1,922	96
Cost of goods sold	$9,494	$9,544	$(50)

Cost of goods sold decreased $50 million to $9.49 billion for the second quarter of 2024 compared to $9.54 billion for the second quarter of 2023, primarily due to:

•	a decrease in material and direct labour costs associated with lower sales in our Complete Vehicles segment, which has a higher material content compared to our consolidated average;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar cost of goods sold by $102 million;

•	commercial items in the second quarters of 2024 and 2023, which had a net favourable impact on a year over year basis;

•	the impact of operational excellence and cost initiatives; and

•	lower net engineering costs, including spending related to our electrification and active safety businesses.

These factors were partially offset by:

•	acquisitions, net of divestitures, during or subsequent to the second quarter of 2023;

•	higher net production input costs, including for labour and certain commodities;

•	higher material, direct labour and overhead associated with higher production sales; and

•	an increase in net warranty costs of $34 million.

DEPRECIATION

Depreciation increased $20 million to $373 million for the second quarter of 2024 compared to $353 million for the second quarter of 2023 primarily due to acquisitions, net of divestitures, during or subsequent to the second quarter of 2023, and increased capital deployed at new and existing facilities including to support the launch of programs subsequent to the second quarter of 2023. These factors were partially offset by the end of production of certain programs and the net weakening of foreign currencies against the U.S. dollar, which decreased depreciation by $4 million.

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AMORTIZATION OF ACQUIRED INTANGIBLE ASSETS

Amortization of acquired intangible assets increased $15 million to $28 million for the second quarter of 2024 compared to $13 million for the second quarter of 2023 primarily due to the acquisition of Veoneer AS during the second quarter of 2023.

SELLING, GENERAL AND ADMINISTRATIVE ["SG&A"]

SG&A expense increased $18 million to $523 million for the second quarter of 2024 compared to $505 million for the second quarter of 2023, primarily as a result of:

•	a $33 million unfavourable impact of foreign exchange losses in the second quarter of 2024 compared to foreign exchange gains in the second quarter of 2023 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency;

•	higher labour and benefit costs;

•	acquisitions, net of divestitures, during or subsequent to the second quarter of 2023; and

•	higher pre-operating costs incurred at new facilities.

These factors were partially offset by:

•	a gain on sale of assets in the second quarter of 2024 compared to a loss on sale of assets during the second quarter of 2023;

•	an unfavourable commercial item in the second quarter of 2023; and

•	lower incentive compensation and employee profit sharing.

INTEREST EXPENSE, NET

During the second quarter of 2024, we recorded net interest expense of $54 million compared to $34 million for the second quarter of 2023. The $20 million increase is primarily a result of interest expense on higher short-term borrowings, the Term Loan entered into during the second quarter of 2023, the $400 million of Senior Notes issued during the first quarter of 2024 and the CAD$450 million of Senior Notes issued during the second quarter of 2024. These factors were partially offset by a $569 million repayment of Senior Notes during the fourth quarter of 2023 and a $750 million repayment of Senior Notes during the second quarter of 2024.

EQUITY INCOME

Equity income decreased $27 million to $9 million for the second quarter of 2024 compared to $36 million for the second quarter of 2023, primarily as a result of reduced earnings due to unfavourable product mix at a certain equity-accounted facility. In addition, equity income decreased due to higher launch costs at certain facilities, a divestiture subsequent to the second quarter of 2023, and reduced earnings due to lower sales at certain equity-accounted entities. These factors were partially offset by commercial items in the second quarters of 2024 and 2023, which had a net favourable impact on a year over year basis.

OTHER EXPENSE, NET

	For the three months ended June 30,
	2024	2023
Restructuring activities (1)	$55	$(35)
Impairments and restructuring related to Fisker Inc. ["Fisker"] (2)	19	—
Investments (3)	3	98
Gain on business combination (4)	(9)	—
Veoneer AS transaction costs (5)	—	23
	$68	$86

Magna International Inc. Second Quarter Report 2024	5

(1)	Restructuring activities

	For the three months ended June 30,
	2024	2023
Power & Vision (i)	$55	$(44)
Body Exteriors & Structures	—	9
Other expense, net	55	(35)
Tax effect	(10)	9
Net loss attributable to Magna	$45	$(26)

(i)	During the second quarter of 2024, we recorded $35 million of restructuring charges associated with our acquisition of Veoneer AS, and $20 million of restructuring charges related to plant closures in our Power & Vision segment. During the second quarter of 2023, our Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure, and recorded a $10 million gain on the sale of two buildings as a result of restructuring activities.

(2)	Impairments and restructuring related to Fisker

We recognized impairment charges on our Fisker related assets in the first and second quarters of 2024, as well as restructuring charges in the first quarter of 2024. During the second quarter of 2024, Fisker filed for Chapter 11 bankruptcy protection and consequently received an automatic stay of creditor actions under bankruptcy protection laws in both Austria and the U.S.

Impairment of Fisker related assets

During the first quarter of 2024, we recorded a $261 million [$205 million after tax] impairment charge on our Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures.

We recorded an additional $19 million [$15 million after tax] of charges in the second quarter of 2024 in connection with purchase obligations related to the Fisker program.

The following table summarizes the net asset impairments for the six months ended June 30, 2024 by segment:

	Body Exteriors & Structures	Power & Vision	Seating Systems	Complete Vehicles	Total
Accounts receivable	$3	$4	$2	$14	$23
Inventories	5	47	8	2	62
Other assets, net	—	54	—	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	—	6	(10)	(9)
Operating lease right-of-use assets	1	—	1	—	2
	$5	$154	$22	$99	$280

We continue to be exposed to risk related to third-party obligations of approximately $40 million in connection with manufacturing of the Fisker Ocean SUV.

Impairment of Fisker warrants

Fisker issued approximately 19.5 million penny warrants to us to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During the first quarter of 2024, we recorded a $33 million [$25 million after tax] impairment charge on these warrants reducing the value of the warrants to nil.

When the warrants were issued and the vesting provisions realized, we recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities. Portions of this deferred revenue were recognized in income as performance obligations were satisfied. The unamortized amount of this deferred revenue as of June 30, 2024 was approximately $195 million, and will be recognized in income as performance obligations are satisfied or upon termination of the agreement for manufacturing of the Fisker Ocean SUV. The automatic stay prevented the termination of the Fisker Ocean manufacturing agreement during the second quarter of 2024 and delays the realization of deferred revenue pending conclusion of Fisker’s bankruptcy proceedings.

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Restructuring

In the first quarter of 2024, we recorded restructuring of $22 million [$17 million after tax] in our Complete Vehicles segment in connection with its Fisker related assembly operations.

(3)	Investments

	For the three months ended June 30,
	2024	2023
Revaluation of public and private equity investments	$2	$—
Revaluation of public company warrants	1	13
Non-cash impairment charge (ii)	—	85
Other expense, net	3	98
Tax effect	(1)	(3)
Net loss attributable to Magna	$2	$95

(ii)	The non-cash impairment charge relates to impairment of a private equity investment and related long-term receivables within Other assets.

(4)	Gain on business combination

During the second quarter of 2024, we acquired a business in our Body Exteriors & Structures segment for $5 million, which resulted in a bargain purchase gain of $9 million [$9 million after tax].

(5)	Veoneer AS transaction costs

During 2023, we incurred $23 million [$22 million after tax] of transaction costs relating to our acquisition of Veoneer AS. Refer to Note 5, "Business Combinations" of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2024.

INCOME FROM OPERATIONS BEFORE INCOME TAXES

Income from operations before income taxes was $427 million for the second quarter of 2024 compared to $483 million for the second quarter of 2023. This $56 million decrease is a result of the following changes, each as discussed above:

	For the three months ended June 30,
	2024	2023	Change
Sales	$10,958	$10,982	$(24)

Costs and expenses
Cost of goods sold	9,494	9,544	(50)
Depreciation	373	353	20
Amortization of acquired intangible assets	28	13	15
Selling, general and administrative	523	505	18
Interest expense, net	54	34	20
Equity income	(9)	(36)	27
Other expense, net	68	86	(18)
Income from operations before income taxes	$427	$483	$(56)

Magna International Inc. Second Quarter Report 2024	7

INCOME TAXES

	For the three months ended June 30,
	2024		2023
Income Taxes as reported	$99	23.2%	$129	26.7%
Tax effect on Other expense, net and Amortization of acquired intangible assets	20	(0.4)	(3)	(5.1)
	$119	22.8%	$126	21.6%

Excluding the tax effect on Other expense, net and Amortization of acquired intangible assets, our effective income tax rate increased to 22.8% for the second quarter of 2024 compared to 21.6% for the second quarter of 2023 primarily due to unfavourable foreign exchange adjustments recognized for U.S. GAAP purposes and lower utilization of losses previously not benefited in Europe. These factors were partially offset by higher favourable changes in our reserves for uncertain tax positions and higher non-taxable items.

INCOME ATTRIBUTABLE TO NON-CONTROLLING INTERESTS

Income attributable to non-controlling interests was $15 million for the second quarters of 2024 and 2023.

NET INCOME ATTRIBUTABLE TO MAGNA INTERNATIONAL INC.

Net income attributable to Magna International Inc. was $313 million for the second quarter of 2024 compared to $339 million for the second quarter of 2023. This $26 million decrease was as a result of a decrease in income from operations before income taxes of $56 million partially offset by a decrease in income taxes of $30 million.

EARNINGS PER SHARE

	For the three months ended June 30,
	2024	2023	Change
Earnings per Common Share
Basic	$1.09	$1.18	-	8%
Diluted	$1.09	$1.18	-	8%
Weighted average number of Common Shares outstanding (millions)
Basic	287.3	286.2		—
Diluted	287.3	286.3		—
Adjusted diluted earnings per share	$1.35	$1.54	-	12%

Diluted earnings per share was $1.09 for the second quarter of 2024 compared to diluted earnings per share of $1.18 for the second quarter of 2023. The $0.09 decrease was as a result of lower net income attributable to Magna International Inc., as discussed above.

Other expense, net, and the Amortization of acquired intangible assets, each after tax, negatively impacted diluted earnings per share by $0.26 in the second quarter of 2024 and $0.36 in the second quarter of 2023, respectively. Adjusted diluted earnings per share, as reconciled in the "Non-GAAP Financial Measures Reconciliation" section, was $1.35 for the second quarter of 2024 compared to $1.54 for the second quarter of 2023, a decrease of $0.19.

8	Magna International Inc. Second Quarter Report 2024

NON-GAAP PERFORMANCE MEASURES – FOR THE THREE MONTHS ENDED JUNE 30, 2024

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes had on Magna's Adjusted EBIT as a percentage of sales for the second quarter of 2024 compared to the second quarter of 2023:

		Adjusted	Adjusted EBIT as a percentage
	Sales	EBIT	of sales
Second quarter of 2023	$10,982	$616		5.6%
Increase (decrease) related to:
Body Exteriors & Structures	(75)	(53)	-	0.4%
Power & Vision	464	74	+	0.4%
Seating Systems	(148)	(14)		—
Complete Vehicles	(284)	(14)		—
Corporate and Other	19	(32)	-	0.3%
Second quarter of 2024	$10,958	$577		5.3%

Adjusted EBIT as a percentage of sales decreased to 5.3% for the second quarter of 2024 compared to 5.6% for the second quarter of 2023 primarily due to:

•	higher net warranty costs;
•	an unfavourable impact of foreign exchange losses in the second quarter of 2024 compared to foreign exchange gains in the second quarter of 2023 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency;
•	acquisitions, net of divestitures, during or subsequent to the second quarter of 2023;
•	reduced earnings on lower assembly volumes;
•	lower equity income;
•	higher restructuring costs;
•	additional supply chain costs in the second quarter of 2024; and
•	higher production input costs net of customer recoveries, including for labour.

These factors were partially offset by:

•	commercial items in the second quarters of 2024 and 2023, which had a net favourable impact on a year over year basis;
•	productivity and efficiency improvements, including lower costs at certain underperforming facilities;
•	lower net engineering costs, including spending related to our electrification and active safety businesses;
•	lower incentive compensation and employee profit sharing; and
•	lower launch, engineering and other costs associated with assembly business.

Magna International Inc. Second Quarter Report 2024	9

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 9.4% for the second quarter of 2024 compared to 11.0% for the second quarter of 2023 as a result of a decrease in Adjusted After-tax operating profits and higher Average Invested Capital.

Average Invested Capital increased $1.29 billion to $18.88 billion for the second quarter of 2024 compared to $17.59 billion for the second quarter of 2023, primarily due to:

•	average investment in fixed assets in excess of average depreciation expense on fixed assets; and
•	acquisitions, net of divestitures, during or subsequent to the second quarter of 2023.

These factors were partially offset by:

•	impairments and restructuring related to Fisker during the first six months of 2024;
•	the net weakening of foreign currencies against the U.S. dollar;
•	a decrease in average operating assets and liabilities; and
•	lower net investments in public and private equity companies and public company warrants.

10	Magna International Inc. Second Quarter Report 2024

SEGMENT ANALYSIS

We are a global automotive supplier that has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mechatronics, mirrors, lighting and roof systems. We also have electronic and software capabilities across many of these areas.

Our reporting segments are: Body Exteriors & Structures; Power & Vision; Seating Systems; and Complete Vehicles.

	For the three months ended June 30,
	Sales			Adjusted EBIT
	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$4,465	$4,540	$(75)	$341	$394	$(53)
Power & Vision	3,926	3,462	464	198	124	74
Seating Systems	1,455	1,603	(148)	53	67	(14)
Complete Vehicles	1,242	1,526	(284)	20	34	(14)
Corporate and Other	(130)	(149)	19	(35)	(3)	(32)
Total reportable segments	$10,958	$10,982	$(24)	$577	$616	$(39)

BODY EXTERIORS & STRUCTURES

	For the three months ended June 30,
	2024	2023	Change
Sales	$4,465	$4,540	$(75)	-	2%
Adjusted EBIT	$341	$394	$(53)	-	13%
Adjusted EBIT as a percentage of sales	7.6%	8.7%		-	1.1%

Sales – Body Exteriors & Structures

Sales decreased 2% or $75 million to $4.47 billion for the second quarter of 2024 compared to $4.54 billion for the second quarter of 2023 primarily due to:

•	the end of production of certain programs, including the:
•	Dodge Charger;
•	Chevrolet Bolt EV; and
•	Dodge Challenger;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $36 million;
•	divestitures subsequent to the second quarter of 2023, which decreased sales by $14 million; and
•	net customer price concessions subsequent to the second quarter of 2023.

These factors were partially offset by:

•	higher production on certain programs; and
•	the launch of programs during or subsequent to the second quarter of 2023, including the:
•	Chevrolet Equinox and Blazer EV;
•	BMW 5-Series; and
•	Ford Mustang.

Magna International Inc. Second Quarter Report 2024	11

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $53 million to $341 million for the second quarter of 2024 compared to $394 million for the second quarter of 2023 and Adjusted EBIT as a percentage of sales decreased to 7.6% from 8.7%. These decreases were primarily due to:

•	higher production input costs net of customer recoveries, including for labour and certain commodities;
•	reduced earnings on lower sales;
•	additional supply chain costs in the second quarter of 2024;
•	higher net warranty costs of $11 million; and
•	higher restructuring costs.

These factors were partially offset by:

•	productivity and efficiency improvements, including lower costs at certain underperforming facilities; and
•	lower pre-operating costs incurred at new facilities.

POWER & VISION

	For the three months
	ended June 30,
	2024	2023	Change
Sales	$3,926	$3,462	$464	+	13%
Adjusted EBIT	$198	$124	$74	+	60%
Adjusted EBIT as a percentage of sales	5.0%	3.6%		+	1.4%

Sales – Power & Vision

Sales increased 13% or $464 million to $3.93 billion for the second quarter of 2024 compared to $3.46 billion for the second quarter of 2023 primarily due to:

•	acquisitions during or subsequent to the second quarter of 2023, which increased sales by $265 million;
•	the launch of programs during or subsequent to the second quarter of 2023, including the:
•	Chery Jetour Traveller;
•	BMW X1; and
•	Mercedes-Benz E-Class;
•	higher production on certain programs; and
•	customer price increases to recover certain higher production input costs.

12	Magna International Inc. Second Quarter Report 2024

These factors were partially offset by:

•	the end of production of certain programs, including the:
•	Dodge Charger;
•	BMW 1-Series; and
•	Chevrolet Camaro;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $56 million; and
•	net customer price concessions subsequent to the second quarter of 2023.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $74 million to $198 million for the second quarter of 2024 compared to $124 million for the second quarter of 2023 and Adjusted EBIT as a percentage of sales increased to 5.0% from 3.6%. These increases were primarily due to:

•	commercial items in the second quarters of 2024 and 2023, which had a net favourable impact on a year over year basis;
•	increase earnings on higher sales, including improved margins due to the impact of operational excellence and cost initiatives;
•	lower net engineering costs, including spending related to our electrification and active safety businesses; and
•	customer recoveries net of higher production input costs, including for certain commodities, energy and freight, partially offset by higher labour costs.

These factors were partially offset by:

•	higher net warranty costs of $23 million;
•	lower equity income;
•	higher restructuring costs;
•	acquisitions during or subsequent to the second quarter of 2023; and
•	higher launch costs.

SEATING SYSTEMS

	For the three months ended June 30,
	2024	2023	Change
Sales	$1,455	$1,603	$(148)	-	9%
Adjusted EBIT	$53	$67	$(14)	-	21%
Adjusted EBIT as a percentage of sales	3.6%	4.2%		-	0.6%

Magna International Inc. Second Quarter Report 2024	13

Sales – Seating Systems

Sales decreased 9% or $148 million to $1.46 billion for the second quarter of 2024 compared to $1.60 billion for the second quarter of 2023 primarily due to:

•	the end of production of certain programs; including the:
•	Chevrolet Bolt EV;
•	Skoda Superb; and
•	Lincoln Nautilus;
•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $13 million; and
•	net customer price concessions subsequent to the second quarter of 2023.

These factors were partially offset by:

•	higher production on certain programs; and
•	the launch of programs during or subsequent to the second quarter of 2023, including the:
•	Mini Countryman;
•	Skoda Kodiaq; and
•	Lynk & Co 08.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT decreased $14 million to $53 million for the second quarter of 2024 compared to $67 million for the second quarter of 2023 and Adjusted EBIT as a percentage of sales decreased to 3.6% from 4.2%. These decreases were primarily due to:

•	reduced earnings on lower sales; and
•	commercial items in the second quarters of 2024 and 2023, which had a net unfavourable impact on a year over year basis.

These factors were partially offset by:

•	lower launch costs; and
•	customer recoveries, net of higher production input costs primarily related to business in Argentina.

14	Magna International Inc. Second Quarter Report 2024

COMPLETE VEHICLES

	For the three months ended June 30,
	2024	2023	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	18.6	26.9	(8.3)	-	31%
Sales	$1,242	$1,526	$(284)	-	19%
Adjusted EBIT	$20	$34	$(14)	-	41%
Adjusted EBIT as a percentage of sales	1.6%	2.2%		-	0.6%

(i) Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

Sales – Complete Vehicles

Sales decreased 19% or $284 million to $1.24 billion for the second quarter of 2024 compared to $1.53 billion for the second quarter of 2023 and assembly volumes decreased 31%. The decrease in sales is substantially a result of lower assembly volumes, including the end of production of the BMW 5-Series, and a $14 million decrease in reported U.S. dollar sales due to the weakening of the euro against the U.S. dollar.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $14 million to $20 million for the second quarter of 2024 compared to $34 million for the second quarter of 2023 and Adjusted EBIT as a percentage of sales decreased to 1.6% from 2.2%. These decreases were primarily due to reduced earnings on lower assembly volumes.

The negative impact of lower volumes was partially offset by commercial items in the second quarters of 2024 and 2023, which had a net favourable impact on a year over year basis and lower launch, engineering and other costs.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $35 million for the second quarter of 2024 compared to a loss of $3 million for the second quarter of 2023. The $32 million decrease was primarily the result of:

•	a $33 million unfavourable impact of foreign exchange losses in the second quarter of 2024 compared to foreign exchange gains in the second quarter of 2023 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency;
•	increased investments in research, development and new mobility; and
•	higher costs to accelerate our operational excellence initiatives.

These factors were partially offset by lower incentive and stock-based compensation.

Magna International Inc. Second Quarter Report 2024	15

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

OPERATING ACTIVITIES

	For the three months ended June 30,
	2024	2023	Change
Net income	$328	$354
Items not involving current cash flows	353	525
	681	879	$(198)
Changes in operating assets and liabilities	55	(332)	387
Cash provided from operating activities	$736	$547	$189

Cash provided from operating activities

Comparing the second quarter of 2024 to 2023, cash provided from operating activities increased $189 million primarily as a result of:

•	a $458 million increase in cash received from customers; and

•	a $59 million decrease in cash taxes.

These factors were partially offset by:

•	a $136 million increase in cash paid for labour;

•	a $124 million increase in cash paid for materials and overhead;

•	lower dividends received from equity investments of $48 million; and

•	a $18 million increase in cash interest paid.

Changes in operating assets and liabilities

During the second quarter of 2024, we generated $55 million from operating assets and liabilities primarily consisting of:

•	a $130 million decrease in production and other receivables;

•	a $59 million increase in other accrued liabilities;

•	a $58 million decrease in prepaids and other; and

•	a $21 million decrease in tooling investment for current and upcoming program launches.

These factors were partially offset by:

•	a $138 million decrease in accounts payable;

•	a $29 million decrease in taxes payable;

•	a $27 million increase in production inventory; and

•	a $15 million decrease in accrued wages and salaries.

16	Magna International Inc. Second Quarter Report 2024

INVESTING ACTIVITIES

	For the three months ended June 30,
	2024	2023	Change
Fixed asset additions	$(500)	$(502)
Increase in investments, other assets and intangible assets	(170)	(96)
Decrease (increase) in public and private equity investments	2	(3)
Proceeds from dispositions	57	44
Acquisitions	(56)	(1,475)
Cash used for investing activities	$(667)	$(2,032)	$1,365

Cash used for investing activities in the second quarter of 2024 was $1.37 billion lower compared to the second quarter of 2023. The change between the second quarter of 2024 and the second quarter of 2023 was primarily due to the acquisition of Veoneer AS during the second quarter of 2023. This factor was partially offset by a $74 million increase of cash used for investments, other assets and intangible assets and the acquisition of HE System Electronic during the second quarter of 2024.

FINANCING ACTIVITIES

	For the three months ended June 30,
	2024	2023	Change
Issues of debt	$333	$402
Increase in short-term borrowings	19	143
Tax withholdings on vesting of equity awards	(1)	(1)
Repurchase of Commons Shares	(2)	(2)
Dividends paid to non-controlling interests	(26)	(24)
Dividends paid	(134)	(129)
Repayments of debt	(768)	(1)
Cash (used for) provided from financing activities	$(579)	$388	$(967)

On May 30, 2024 we issued Cdn$450 million of Senior Notes with an interest rate of 4.8% [the "Senior Notes"], which mature on May 30, 2029. The net cash proceeds received from the Senior Note issuance was $448 million. The Senior Notes were issued for general corporate purposes, including the repayment of $750 million in Senior Notes on June 17, 2024.

The Senior Notes are unsecured obligations and do not include any financial covenants. We may redeem the Senior Notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes. Refer to Note 10, "Debt" of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2024.

During the second quarter of 2024 we repurchased 0.04 million Common Shares to settle certain equity compensation plans under our normal course issuer bid for aggregate cash consideration of $2 million.

Cash dividends paid per Common Share were $0.475 for the second quarter of 2024 compared to $0.46 for the second quarter of 2023.

Magna International Inc. Second Quarter Report 2024	17

FINANCING RESOURCES

	As at June 30,	As at December 31,
	2024	2023	Change
Liabilities
Short-term borrowings	$848	$511
Long-term debt due within one year	65	819
Current portion of operating lease liabilities	306	399
Long-term debt	4,863	4,175
Operating lease liabilities	1,378	1,319
	$7,460	$7,223	$237

Financial liabilities increased $237 million to $7.46 billion as at June 30, 2024 primarily as a result of the issuance of $400 million of Senior Notes during the first quarter of 2024, the issuance of Cdn$450 million of Senior Notes during the second quarter of 2024, and an increase in notes outstanding under the U.S and euro commercial paper programs. These increases were partially offset by the repayment of $750 million in Senior Notes during the second quarter of 2024.

CASH RESOURCES

In the second quarter of 2024, our cash resources decreased by $0.5 billion to $1.0 billion, primarily as a result of cash used for investing and financing activities partially offset by cash provided from operating activities, as discussed above. In addition to our cash resources at June 30, 2024, we had term and operating lines of credit totaling $4.1 billion, of which $2.7 billion was unused and available.

On May 10, 2024, we amended our $800 million 364-day syndicated revolving credit facility, including to extend the maturity date from June 24, 2024 to June 24, 2025.

MAXIMUM NUMBER OF SHARES ISSUABLE

The following table presents the maximum number of shares that would be outstanding if all of the outstanding options at August 1, 2024 were exercised:

Common Shares	287,327,745
Stock options (i)	6,072,366
293,400,111

(i)	Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to our stock option plans.

CONTRACTUAL OBLIGATIONS

There have been no material changes with respect to the contractual obligations requiring annual payments during the second quarter of 2024 that are outside the ordinary course of our business. Refer to our MD&A included in our 2023 Annual Report.

18	Magna International Inc. Second Quarter Report 2024

RESULTS OF OPERATIONS – FOR THE SIX MONTHS ENDED JUNE 30, 2024

	For the six months ended June 30,
	Sales			Adjusted EBIT
	2024	2023	Change	2024	2023	Change
Body Exteriors & Structures	$8,894	$8,979	$(85)	$639	$666	$(27)
Power & Vision	7,768	6,785	983	296	216	80
Seating Systems	2,910	3,089	(179)	105	104	1
Complete Vehicles	2,625	3,152	(527)	47	86	(39)
Corporate and Other	(269)	(350)	81	(41)	(7)	(34)
Total reportable segments	$21,928	$21,655	$273	$1,046	$1,065	$(19)

BODY EXTERIORS & STRUCTURES

	For the six months ended June 30,
	2024	2023	Change
Sales	$8,894	$8,979	$(85)	-	1%
Adjusted EBIT	$639	$666	$(27)	-	4%
Adjusted EBIT as a percentage of sales	7.2%	7.4%		-	0.2%

Sales – Body Exteriors & Structures

Sales decreased 1% or $85 million to $8.89 billion for the six months ended June 30, 2024 compared to $8.98 billion for the six months ended June 30, 2023, primarily due to:

•	the end of production of certain programs, including the:

•	Dodge Charger;

•	Chevrolet Bolt EV; and

•	Dodge Challenger;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $36 million;

•	divestitures subsequent to June 30, 2023, which decreased sales by $19 million;

•	lower customer recoveries related to certain higher production input costs; and

•	net customer price concessions subsequent to the first six months of 2023.

These factors were partially offset by:

•	the launch of programs during or subsequent to the first six months of 2023, including the:

•	Ford F-Series Super Duty;

•	Chevrolet Silverado EV; and

•	Chevrolet Equinox and Blazer EV; and

•	higher production on certain programs.

Magna International Inc. Second Quarter Report 2024	19

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Body Exteriors & Structures

Adjusted EBIT decreased $27 million to $639 million for the six months ended June 30, 2024 compared to $666 million for the six months ended June 30, 2023 and Adjusted EBIT as a percentage of sales decreased to 7.2% from 7.4%. These decreases were primarily as a result of:

•	higher production input costs net of customer recoveries, including for labour and certain commodities;

•	higher employee profit sharing and incentive compensation;

•	reduced earnings on lower sales;

•	higher restructuring costs;

•	additional supply chain costs in the first six months of 2024; and

•	higher net warranty costs of $10 million.

These factors were partially offset by:

•	productivity and efficiency improvements, including lower costs at certain underperforming facilities; and

•	lower pre-operating costs incurred at new facilities.

POWER & VISION

	For the six months
	ended June 30,
	2024	2023	Change
Sales	$7,768	$6,785	$983	+	14%
Adjusted EBIT	$296	$216	$80	+	37%
Adjusted EBIT as a percentage of sales	3.8%	3.2%		+	0.6%

Sales – Power & Vision

Sales increased 14% or $983 million to $7.77 billion for the six months ended June 30, 2024 compared to $6.79 billion for the six months ended June 30, 2023, primarily due to:

•	acquisitions, net of divestitures, during or subsequent to the first six months of 2023, which increased sales by $603 million;

•	the launch of programs during or subsequent to the first six months of 2023, including the:

•	Chery Jetour Traveller;

•	BMW X1; and

•	Chevrolet Silverado EV;

•	higher production on certain programs; and

•	customer price increases to recover certain higher production input costs.

20	Magna International Inc. Second Quarter Report 2024

These factors were partially offset by:

•	the end of production of certain programs, including the:

•	Dodge Charger;

•	Ford Fiesta; and

•	Chevrolet Camaro;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $85 million; and

•	net customer price concessions subsequent to the second quarter of 2023.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Power & Vision

Adjusted EBIT increased $80 million to $296 million for the six months ended June 30, 2024 compared to $216 million for the six months ended June 30, 2023 and Adjusted EBIT as a percentage of sales increased to 3.8% from 3.2%. These increases were primarily as a result of:

•	increased earnings on improved sales, including higher margins due to the impact of operational excellence and cost initiatives;

•	commercial items in the first six months of 2024 and 2023, which had a net favourable impact on a year over year basis;

•	lower net engineering costs, including spending related to our electrification and active safety businesses;

•	customer recoveries net of higher production input costs, including for energy and freight, partially offset by higher labour costs; and

•	costs incurred during the first six months of 2023 relating to the acquisition of Veoneer AS.

These factors were partially offset by:

•	lower equity income;

•	acquisitions, net of divestitures, during or subsequent to the second quarter of 2023; and

•	higher launch costs;

•	higher restructuring costs;

•	higher net warranty costs of $9 million; and

•	the net weakening of foreign currencies against the U.S. dollar, which had a $9 million unfavourable impact on reported U.S. dollar Adjusted EBIT.

SEATING SYSTEMS

	For the six months
	ended June 30,
	2024	2023	Change
Sales	$2,910	$3,089	$(179)	-	6%
Adjusted EBIT	$105	$104	$1	+	1%
Adjusted EBIT as a percentage of sales	3.6%	3.4%		+	0.2%

Magna International Inc. Second Quarter Report 2024	21

Sales – Seating Systems

Sales decreased 6% or $179 million to $2.91 billion for the six months ended June 30, 2024 compared to $3.09 billion for the six months ended June 30, 2023, primarily due to:

•	the end of production of certain programs, including the:

•	Chevrolet Bolt EV;

•	Skoda Superb; and

•	Lincoln Nautilus;

•	the net weakening of foreign currencies against the U.S. dollar, which decreased reported U.S. dollar sales by $21 million; and

•	net customer price concessions subsequent to the first six months of 2023.

These factors were partially offset by:

•	higher production on certain programs;

•	customer price increases to recover certain higher production input costs; and

•	the launch of programs during or subsequent to the first six months of 2023, including the:

•	Mini Countryman;

•	Deepal S7; and

•	Lynk & Co 08.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Seating Systems

Adjusted EBIT increased $1 million to $105 million for the six months ended June 30, 2024 compared to $104 million for the six months ended June 30, 2023 and Adjusted EBIT as a percentage of sales increased to 3.6% from 3.4%. These increases were primarily due to:

•	lower launch costs; and

•	customer recoveries, net of higher production input costs primarily related to business in Argentina.

These factors were partially offset by:

•	reduced earnings on lower sales;

•	inefficiencies at certain underperforming facilities; and

•	commercial items in the second quarters of 2024 and 2023, which had a net unfavourable impact on a year over year basis.

COMPLETE VEHICLES

	For the six months
	ended June 30,
	2024	2023	Change
Complete Vehicle Assembly Volumes (thousands of units)(i)	40.9	60.8	-19.9	-	33%
Sales	$2,625	$3,152	$(527)	-	17%
Adjusted EBIT	$47	$86	$(39)	-	45%
Adjusted EBIT as a percentage of sales	1.8%	2.7%		-	0.9%

(i)            Vehicles produced at our Complete Vehicle operations are included in Europe Light Vehicle Production volumes.

22	Magna International Inc. Second Quarter Report 2024

Sales – Complete Vehicles

Sales decreased 17% or $527 million to $2.63 billion for the six months ended June 30, 2024 compared to $3.15 billion for the six months ended June 30, 2023 and assembly volumes decreased 33%. The decrease in sales is substantially a result of lower assembly volumes, including the end of production of the BMW 5-Series.

Adjusted EBIT and Adjusted EBIT as a percentage of sales – Complete Vehicles

Adjusted EBIT decreased $39 million to $47 million for the six months ended June 30, 2024 compared to $86 million for the six months ended June 30, 2023 and Adjusted EBIT as a percentage of sales decreased to 1.8% from 2.7%. These decreases were primarily due to reduced earnings on lower assembly volumes.

The negative impact of lower volumes was partially offset by:

•	commercial items in the first six months of 2024 and 2023, which had a net favourable impact on a year over year basis; and

•	lower launch, engineering and other costs.

CORPORATE AND OTHER

Adjusted EBIT was a loss of $41 million for the six months ended June 30, 2024 compared to a loss of $7 million for the six months ended June 30, 2023. The $34 million decrease was primarily the result of:

•	a $41 million unfavourable impact of foreign exchange losses in the first six months of 2024 compared to foreign exchange gains in the first six months of 2023 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency;

•	increased investments in research, development and new mobility;

•	lower amortization of the initial value of public company securities; and

•	higher costs to accelerate our operational excellence initiatives.

These factors were partially offset by:

•	lower incentive compensation; and

•	gain on sale of an equity-method investment during the first six months of 2024.

Magna International Inc. Second Quarter Report 2024	23

NON-GAAP PERFORMANCE MEASURES - FOR THE SIX MONTHS ENDED JUNE 30, 2024

ADJUSTED EBIT AS A PERCENTAGE OF SALES

The table below shows the change in Magna's Sales and Adjusted EBIT by segment and the impact each segment's changes have on Magna's Adjusted EBIT as a percentage of sales for the six months ended June 30, 2024 compared to the six months ended June 30, 2023:

			Adjusted EBIT
		Adjusted	as a percentage
	Sales	EBIT	of sales
Six months ended June 30, 2023	$21,655	$1,065	4.9%
Increase (decrease) related to:
Body Exteriors & Structures	(85)	(27)	-0.1%
Power & Vision	983	80	+0.2%
Seating Systems	(179)	1	+0.1%
Complete Vehicles	(527)	(39)	-0.1%
Corporate and Other	81	(34)	-0.2%
Six months ended June 30, 2024	$21,928	$1,046	4.8%

Adjusted EBIT as a percentage of sales decreased to 4.8% for the six months ended June 30, 2024 compared to 4.9% for the six months ended June 30, 2023 primarily due to:

•	acquisitions, net of divestitures, during and subsequent to the second quarter of 2023;

•	reduced earnings on lower assembly volumes;

•	higher production input costs net of customer recoveries, including for labour, partially offset by lower prices for energy;
•	an unfavourable impact of foreign exchange losses in the first six months of 2024 compared to foreign exchange gains in the first six months of 2023 related to the re-measurement of net deferred tax assets that are maintained in a currency other than their functional currency;

•	lower equity income;

•	higher restructuring costs;

•	higher net warranty costs;

•	increased investments in research, development and new mobility;

•	higher employee profit sharing and incentive compensation; and

•	additional supply chain costs in the first six months of 2024.

These factors were partially offset by:

•	productivity and efficiency improvements, including lower costs at certain underperforming facilities;

•	commercial items in the first six months of 2024 and 2023, which had a net favourable impact on a year over year basis;

•	lower net engineering costs, including spending related to our electrification and active safety businesses; and

•	lower launch, engineering and other costs associated with assembly business.

24	Magna International Inc. Second Quarter Report 2024

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital decreased to 8.6% for the six months ended June 30, 2024 compared to 9.8% for the six months ended June 30, 2023 as a result of higher Average Invested Capital and a decrease in Adjusted After-tax operating profits.

Average Invested Capital increased $1.84 billion to $18.90 billion for the six months ended June 30, 2024 compared to $17.06 billion for the six months ended June 30, 2023, primarily due to:

•	average investment in fixed assets in excess of average depreciation expense on fixed assets; and

•	acquisitions, net of divestitures, during and subsequent to the first six months of 2023.

These factors were partially offset by:

•	impairments and restructuring related to Fisker during the first six months of 2024;

•	lower net investments in public and private equity companies and public company warrants; and

•	a decrease in average operating assets and liabilities.

Magna International Inc. Second Quarter Report 2024	25

NON-GAAP FINANCIAL MEASURES RECONCILIATION

The reconciliation of Non-GAAP financial measures is as follows:

ADJUSTED EBIT

	For the three months		For the six months
	ended June 30,		ended June 30,
	2024	2023	2024	2023
Net income	$328	$354	$354	$571
Add:
Amortization of acquired intangible assets	28	13	56	25
Interest expense, net	54	34	105	54
Other expense, net	68	86	424	228
Income taxes	99	129	107	187
Adjusted EBIT	$577	$616	$1,046	$1,065

ADJUSTED EBIT AS A PERCENTAGE OF SALES

	For the three months		For the six months
	ended June 30,		ended June 30,
	2024	2023	2024	2023
Sales	$10,958	$10,982	$21,928	$21,655
Adjusted EBIT	$577	$616	$1,046	$1,065
Adjusted EBIT as a percentage of sales	5.3%	5.6%	4.8%	4.9%

ADJUSTED DILUTED EARNINGS PER SHARE

	For the three months		For the six months
	ended June 30,		ended June 30,
	2024	2023	2024	2023
Net income attributable to Magna International Inc.	$313	$339	$322	$548
Add (deduct):
Amortization of acquired intangible assets	28	13	56	25
Other expense, net	68	86	424	228
Tax effect on Amortization of acquired intangible assets and Other expense, net	(20)	3	(102)	(31)
Adjusted net income attributable to Magna International Inc.	389	441	700	770
Diluted weighted average number of Common Shares outstanding during the period (millions)	287.3	286.3	287.2	286.4
Adjusted diluted earnings per share	$1.35	$1.54	$2.44	$2.69

26	Magna International Inc. Second Quarter Report 2024

ADJUSTED RETURN ON INVESTED CAPITAL

Adjusted Return on Invested Capital is calculated as Adjusted After-tax operating profits divided by Average Invested Capital for the period. Average Invested Capital for the three month period is averaged on a two-fiscal quarter basis and for the six month period is averaged on a three-fiscal quarter basis.

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Net income	$328	$354	$354	$571
Add (deduct):
Amortization of acquired intangible assets	28	13	56	25
Interest expense, net	54	34	105	54
Other expense, net	68	86	424	228
Tax effect on Interest expense, net, Amortization of acquired intangible assets and Other expense, net	(32)	(4)	(125)	(42)
Adjusted After-tax operating profits	$446	$483	$814	$836

	As at June 30,
	2024	2023
Total Assets	$31,986	$31,837
Excluding:
Cash and cash equivalents	(999)	(1,281)
Deferred tax assets	(807)	(535)
Less Current Liabilities	(12,449)	(13,358)
Excluding:
Short-term borrowing	848	150
Long-term debt due within one year	65	1,426
Current portion of operating lease liabilities	306	303
Invested Capital	$18,950	$18,542

	For the three months ended June 30,		For the six months ended June 30,
	2024	2023	2024	2023
Adjusted After-tax operating profits	$446	$483	$814	$836
Average Invested Capital	$18,880	$17,587	$18,897	$17,059
Adjusted Return on Invested Capital	9.4%	11.0%	8.6%	9.8%

COMMITMENTS AND CONTINGENCIES

From time to time, we may be contingently liable for litigation, legal and/or regulatory actions and proceedings and other claims. Refer to Note 14, "Contingencies" of our unaudited interim consolidated financial statements for the three and six months ended June 30, 2024, which describes these claims.

For a discussion of risk factors relating to legal and other claims/actions against us, refer to "Item 5. Risk Factors" in our AIF and Form 40-F, each in respect of the year ended December 31, 2023.

CONTROLS AND PROCEDURES

There have been no changes in our internal controls over financial reporting that occurred during the three months ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Magna International Inc. Second Quarter Report 2024	27

FORWARD-LOOKING STATEMENTS

Certain statements in this MD&A may constitute "forward-looking information" or "forward-looking statements" (collectively, "forward-looking statements"). Any such forward-looking statements are intended to provide information about management's current expectations and plans and may not be appropriate for other purposes. Forward-looking statements may include financial and other projections, as well as statements regarding our future plans, strategic objectives or economic performance, or the assumptions underlying any of the foregoing, and other statements that are not recitations of historical fact. We use words such as "may", "would", "could", "should", "will", "likely", "expect", "anticipate", "assume", "believe", "intend", "plan", "aim", "forecast", "outlook", "project", "potential", "cyclicality", "estimate", "target" and similar expressions suggesting future outcomes or events to identify forward-looking statements.

Forward-looking statements are based on information currently available to us and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. While we believe we have a reasonable basis for making any such forward-looking statements, they are not a guarantee of future performance or outcomes. Whether actual results and developments conform to our expectations and predictions is subject to a number of risks, assumptions, and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation:

Macroeconomic, Geopolitical and Other Risks

•       inflationary pressures;

•       interest rates;

•       geopolitical risks;

Risks Related to the Automotive Industry

•       economic cyclicality;

•       regional production volume declines;

•       deteriorating vehicle affordability;

•       misalignment between EV production and sales;

•       intense competition;

Strategic Risks

•       alignment with "Car of the Future";

•       evolving business risk profile;

•       technology and innovation;

•       investments in mobility and technology companies;

Customer-Related Risks

•       customer concentration;

•       growth with Asian OEMs;

•       growth of EV-focused OEMs;

•       risks of conducting business with newer EV-focused OEMs;

•       Fisker’s ability to continue as a going concern;

•       dependence on outsourcing;

•       customer cooperation and consolidation;

•       EV program deferrals;

•       market shifts;

•       consumer take rate shifts;

•       quarterly sales fluctuations;

•       customer purchase orders;

•       potential OEM production-related disruptions;

Supply Chain Risks

•       semiconductor chip supply disruptions and price increases;

•       supply chain disruptions;

•       regional energy supply and pricing;

•       supply base condition;

Manufacturing/Operational Risks

•       product launch;

•       operational underperformance;

•       restructuring costs;

•       impairments;

•       labour disruptions;

•       skilled labour attraction/retention;

•       leadership expertise and succession;

Pricing Risks

•       quote/pricing assumptions;

•       customer pricing pressure/contractual arrangements;

•       commodity cost volatility;

•       scrap steel/aluminum price volatility;

Warranty/Recall Risks

•       repair/replace costs;

•       warranty provisions;

•       product liability;

Climate Change Risks

•       transition risks and physical risks;

•       strategic and other risks;

IT Security/Cybersecurity Risks

•       IT/cybersecurity breach;

•       product cybersecurity;

Acquisition Risks

•       acquisition of strategic targets;

•       inherent merger and acquisition risks;

•       acquisition integration and synergies;

Other Business Risks

•       joint ventures;

•       intellectual property;

•       risks of doing business in foreign markets;

•       relative foreign exchange rates;

•       currency devaluation in Argentina;

•       pension risks;

•       tax risks;

•       returns on capital investments;

•       financial flexibility;

•       credit ratings changes;

•       stock price fluctuation;

•       dividends;

Legal, Regulatory and Other Risks

•       antitrust proceedings;

•       legal and regulatory proceedings;

•       changes in laws;

•       trade agreements;

•       trade disputes/tariffs; and

•       environmental compliance.

28	Magna International Inc. Second Quarter Report 2024

In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statement. Additionally, readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements, including the risks, assumptions and uncertainties above which are:

•	discussed under the "Industry Trends and Risks" heading of our Management's Discussion and Analysis; and
•	set out in our Annual Information Form filed with securities commissions in Canada, our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings.

Readers should also consider discussion of our risk mitigation activities with respect to certain risk factors, which can also be found in our Annual Information Form. Additional information about Magna, including our Annual Information Form, is available through the System for Electronic Data Analysis and Retrieval+ (SEDAR+) at www.sedarplus.com.

Magna International Inc. Second Quarter Report 2024	29

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF INCOME

[Unaudited]

[U.S. dollars in millions, except per share figures]

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Sales	15	$10,958	$10,982	$21,928	$21,655
Costs and expenses
Cost of goods sold		9,494	9,544	19,136	18,960
Selling, general and administrative		523	505	1,039	993
Depreciation		373	353	750	706
Amortization of acquired intangible assets		28	13	56	25
Interest expense, net		54	34	105	54
Equity income		(9)	(36)	(43)	(69)
Other expense, net	2	68	86	424	228
Income from operations before income taxes		427	483	461	758
Income taxes		99	129	107	187
Net income		328	354	354	571
Income attributable to non-controlling interests		(15)	(15)	(32)	(23)
Net income attributable to Magna International Inc.		$313	$339	$322	$548
Earnings per Common Share:	3
Basic		$1.09	$1.18	$1.12	$1.92
Diluted		$1.09	$1.18	$1.12	$1.91
Cash dividends paid per Common Share		$0.475	$0.460	$0.950	$0.920
Weighted average number of Common Shares outstanding during the period [in millions]:	3
Basic		287.3	286.2	287.1	286.1
Diluted		287.3	286.3	287.2	286.4

See accompanying notes

30	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

[Unaudited]

[U.S. dollars in millions]

		Three months ended June 30,		Six months ended June 30,
	Note	2024	2023	2024	2023
Net income		$328	$354	$354	$571
Other comprehensive (loss) income, net of tax:	12
Net unrealized loss on translation of net investment in foreign operations		(66)	(79)	(308)	(34)
Net unrealized (loss) gain on cash flow hedges		(6)	48	(19)	89
Reclassification of net gain on cash flow hedges to net income		(17)	(14)	(46)	(17)
Reclassification of net loss on pensions to net income		—	—	1	1
Pension and post retirement benefits		—	1	—	(4)
Other comprehensive (loss) income		(89)	(44)	(372)	35
Comprehensive income (loss)		239	310	(18)	606
Comprehensive (income) loss attributable to non-controlling interests		(9)	11	(19)	1
Comprehensive income (loss) attributable to Magna International Inc.		$230	$321	$(37)	$607

See accompanying notes

Magna International Inc. Second Quarter Report 2024	31

MAGNA INTERNATIONAL INC.

CONSOLIDATED BALANCE SHEETS

[Unaudited]

[U.S. dollars in millions]

		As at June 30,	As at December 31,
	Note	2024	2023
ASSETS
Current assets
Cash and cash equivalents	4	$999	$1,198
Accounts receivable		8,219	7,881
Inventories	6	4,466	4,606
Prepaid expenses and other		314	352
		13,998	14,037

Investments	7	1,161	1,273
Fixed assets, net		9,623	9,618
Operating lease right-of-use assets		1,688	1,744
Intangible assets, net		804	876
Goodwill		2,731	2,767
Deferred tax assets		807	621
Other assets	8	1,174	1,319
		$31,986	$32,255

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Short-term borrowings		$848	$511
Accounts payable		7,639	7,842
Other accrued liabilities		2,650	2,626
Accrued salaries and wages		862	912
Income taxes payable		79	125
Long-term debt due within one year		65	819
Current portion of operating lease liabilities		306	399
		12,449	13,234

Long-term debt		4,863	4,175
Operating lease liabilities		1,378	1,319
Long-term employee benefit liabilities		564	591
Other long-term liabilities		507	475
Deferred tax liabilities		215	184
		19,976	19,978

Shareholders' equity
Capital stock
Common Shares
[issued: 287,327,745; December 31, 2023 – 286,552,908]	11	3,404	3,354
Contributed surplus		132	125
Retained earnings		9,345	9,303
Accumulated other comprehensive loss	12	(1,257)	(898)
		11,624	11,884

Non-controlling interests		386	393
		12,010	12,277
		$31,986	$32,255

See accompanying notes

32	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

[Unaudited]

[U.S. dollars in millions]

		Three months ended		Six months ended
		June 30,		June 30,
	Note	2024	2023	2024	2023
Cash provided from (used for):

OPERATING ACTIVITIES
Net income		$328	$354	$354	$571
Items not involving current cash flows	4	353	525	918	876
		681	879	1,272	1,447
Changes in operating assets and liabilities	4	55	(332)	(275)	(673)
Cash provided from operating activities		736	547	997	774

INVESTMENT ACTIVITIES
Fixed asset additions		(500)	(502)	(993)	(926)
Acquisitions		(56)	(1,475)	(86)	(1,475)
Decrease (increase) in public and private equity investments		2	(3)	(21)	(3)
Increase in investments, other assets and intangible assets		(170)	(96)	(295)	(197)
Proceeds from dispositions		57	44	144	63
Net cash inflow (outflow) from disposal of facilities		—	—	4	(25)
Cash used for investing activities		(667)	(2,032)	(1,247)	(2,563)

FINANCING ACTIVITIES
Issues of debt		333	402	758	2,043
Increase in short-term borrowings		19	143	360	140
Repayments of debt		(768)	(1)	(777)	(3)
Issues of Common Shares on exercise of stock options		—	—	30	6
Tax withholdings on vesting of equity awards		(1)	(1)	(5)	(10)
Repurchase of Common Shares	11	(2)	(2)	(5)	(11)
Dividends paid to non-controlling interests		(26)	(24)	(26)	(31)
Dividends		(134)	(129)	(268)	(261)
Cash provided from (used for) financing activities		(579)	388	67	1,873

Effect of exchange rate changes on cash and cash equivalents		(8)	(51)	(16)	(37)

Net (decrease) increase in cash, cash equivalents during the period		(518)	(1,148)	(199)	47
Cash and cash equivalents, beginning of period		1,517	2,429	1,198	1,234
Cash and cash equivalents, end of period	4	$999	$1,281	$999	$1,281

See accompanying notes

Magna International Inc. Second Quarter Report 2024	33

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2024
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interest	Equity
		[in millions]
Balance, December 31, 2023		286.6	$3,354	$125	$9,303	$(898)	$393	$12,277
Net income					322		32	354
Other comprehensive loss						(359)	(13)	(372)
Shares issued on exercise of stock options		0.7	36	(6)				30
Release of stock and stock units		0.2	12	(12)
Tax withholdings on vesting of equity awards		(0.2)	(1)		(4)			(5)
Repurchase and cancellation under normal course issuer bid	11	(0.1)	(1)		(4)			(5)
Stock-based compensation expense				25				25
Dividends paid to non-controlling interests							(26)	(26)
Dividends paid		0.1	4		(272)			(268)
Balance, June 30, 2024		287.3	$3,404	$132	$9,345	$(1,257)	$386	$12,010

	Three months ended June 30, 2024
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interest	Equity
		[in millions]
Balance, March 31, 2024		287.3	$3,399	$125	$9,171	$(1,174)	$403	$11,924
Net income					313		15	328
Other comprehensive loss						(83)	(6)	(89)
Release of stock and stock units		0.1	3	(3)
Tax withholdings on vesting of equity awards		(0.1)			(1)			(1)
Repurchase and cancellation under normal course issuer bid	11				(2)			(2)
Stock-based compensation expense				10				10
Dividends paid to non-controlling interests							(26)	(26)
Dividends paid			2		(136)			(134)
Balance, June 30, 2024		287.3	$3,404	$132	$9,345	$(1,257)	$386	$12,010

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

34	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

[Unaudited]

[U.S. dollars in millions]

	Six months ended June 30, 2023
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interest	Equity
		[in millions]
Balance, December 31, 2022		285.9	$3,299	$111	$8,639	$(1,114)	$400	$11,335
Net income					548		23	571
Other comprehensive income (loss)						59	(24)	35
Shares issued on exercise of stock options		0.2	7	(1)				6
Release of stock and stock units		0.4	19	(19)
Tax withholdings on vesting of equity awards		(0.2)	(2)		(8)			(10)
Repurchase and cancellation under normal course issuer bid		(0.2)	(2)		(9)			(11)
Stock-based compensation expense				22				22
Dividends paid to non-controlling interests							(31)	(31)
Dividends paid		0.1	2		(263)			(261)
Balance, June 30, 2023		286.2	$3,323	$113	$8,907	$(1,055)	$368	$11,656

	Three months ended June 30, 2023
		Common Shares					Non-
			Stated	Contributed	Retained		controlling	Total
	Note	Number	Value	Surplus	Earnings	AOCL [i]	Interest	Equity
		[in millions]
Balance, March 31, 2023		286.1	$3,319	$104	$8,699	$(1,036)	$403	$11,489
Net income					339		15	354
Other comprehensive loss						(18)	(26)	(44)
Release of stock and stock units		0.1	4	(4)
Tax withholdings on vesting of equity awards					(1)			(1)
Repurchase and cancellation under normal course issuer bid					(1)	(1)		(2)
Stock-based compensation expense				13				13
Dividends paid to non-controlling interests							(24)	(24)
Dividends paid					(129)			(129)
Balance, June 30, 2023		286.2	$3,323	$113	$8,907	$(1,055)	$368	$11,656

[i] AOCL is Accumulated Other Comprehensive Loss.

See accompanying notes

Magna International Inc. Second Quarter Report 2024	35

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

1.     SIGNIFICANT ACCOUNTING POLICIES

[a]   Basis of presentation

The unaudited interim consolidated financial statements of Magna International Inc. and its subsidiaries [collectively "Magna" or the "Company"] have been prepared in U.S. dollars following accounting principles generally accepted in the United States of America ["GAAP"]. The unaudited interim consolidated financial statements do not conform in all respects to the requirements of GAAP for annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the December 31, 2023 audited consolidated financial statements and notes thereto included in the Company's 2023 Annual Report.

The unaudited interim consolidated financial statements reflect all adjustments, which consist only of normal and recurring adjustments, necessary to present fairly the financial position as at June 30, 2024 and the results of operations, changes in equity, and cash flows for the three and six-month periods ended June 30, 2024 and 2023.

For the three and six months ended June 30, 2023, $13 million and $25 million have been reclassified from Depreciation and amortization to Amortization of acquired intangible assets on the consolidated statements of income to conform with current period presentation.

[b]   Use of Estimates

The preparation of the unaudited interim consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and disclosed in the interim consolidated financial statements and accompanying notes. Due to the inherent uncertainty involved in making estimates, actual results could ultimately differ from those estimates.

2.     OTHER EXPENSE (INCOME), NET

		Three months ended		Six months ended
		June 30,		June 30,
		2024	2023	2024	2023
Restructuring activities	[a]	$55	$(35)	$93	$83
Impairments and restructuring related to Fisker Inc. [“Fisker”]	[b]	19	—	335	—
Investments	[c]	3	98	5	122
Gain on business combination	[d]	(9)	—	(9)	—
Veoneer Active Safety Business transaction costs	[e]	—	23	—	23
		$68	$86	$424	$228

[a]   Restructuring activities

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Power & Vision [i]	$55	$(44)	$55	$61
Body Exteriors & Structures	—	9	12	22
Complete Vehicles	—	—	26	—
Other expense, net	55	(35)	93	83
Tax effect	(10)	9	(16)	(17)
Net loss attributable to Magna	$45	$(26)	$77	$66

[i] During the second quarter of 2024, the Company recorded $35 million of restructuring charges associated with its acquisition of the Veoneer Active Safety Business [“Veoneer AS”], and $20 million of restructuring charges related to plant closures in its Power & Vision Segment. During the second quarter of 2023, the Company’s Power & Vision segment reversed $39 million of charges due to a change in the restructuring plans related to a plant closure, and recorded a $10 million gain on the sale of two buildings as a result of restructuring activities.

36	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.     OTHER EXPENSE (INCOME), NET (CONTINUED)

[b]   Impairments and restructuring related to Fisker

The Company recognized impairment charges on its Fisker related assets in the first and second quarters of 2024, as well as restructuring charges in the first quarter of 2024. During the second quarter of 2024, Fisker filed for Chapter 11 bankruptcy protection and consequently received an automatic stay of creditor actions under bankruptcy protection laws in both Austria and the U.S.

Impairment of Fisker related assets

During the first quarter of 2024, the Company recorded a $261 million [$205 million after tax] impairment charge on its Fisker related assets including production receivables, inventory, fixed assets and other capitalized expenditures. The Company recorded an additional $19 million [$15 million after tax] of charges in the second quarter of 2024 in connection with purchase obligations related to the Fisker program.

The following table summarizes the net asset impairments for the six months ended June 30, 2024, by segment:

	Body
	Exteriors &	Power &	Seating	Complete
	Structures	Vision	Systems	Vehicles	Total
Accounts receivable	$3	$4	$2	$14	$23
Inventories	5	47	8	2	62
Other assets, net	—	54	—	90	144
Fixed assets, net	1	49	5	3	58
Other accrued liabilities	(5)	—	6	(10)	(9)
Operating lease right-of-use assets	1	—	1	—	2
	$5	$154	$22	$99	$280

The Company continues to be exposed to risk related to third-party obligations of approximately $40 million in connection with manufacturing of the Fisker Ocean SUV.

Impairment of Fisker warrants

Fisker issued approximately 19.5 million penny warrants to the Company to purchase common stock in connection with our agreements with Fisker for platform sharing, engineering and manufacturing of the Fisker Ocean SUV. These warrants vested during 2021 and 2022 based on specified milestones and were marked to market each quarter.

During the first quarter of 2024, Magna recorded a $33 million [$25 million after tax] impairment charge on these warrants reducing the value of the warrants to nil.

When the warrants were issued and the vesting provisions realized, the Company recorded offsetting amounts to deferred revenue within other accrued liabilities and other long-term liabilities. Portions of this deferred revenue were recognized in income as performance obligations were satisfied. The unamortized amount of this deferred revenue as of June 30, 2024 was approximately $195 million, and will be recognized in income as performance obligations are satisfied or upon termination of the agreement for manufacturing of the Fisker Ocean SUV. The automatic stay prevented the termination of the Fisker Ocean manufacturing agreement during the second quarter of 2024 and delays the realization of deferred revenue pending conclusion of Fisker’s bankruptcy proceedings.

Restructuring

In the first quarter of 2024, the Company recorded additional restructuring charges of $22 million [$17 million after tax] in its Complete Vehicles segment in connection with its Fisker related assembly operations.

Magna International Inc. Second Quarter Report 2024	37

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

2.     OTHER EXPENSE (INCOME), NET (CONTINUED)

[c]   Investments

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Revaluation of public and private equity investments	$2	$—	$4	$2
Revaluation of public company warrants	1	13	1	35
Non-cash impairment charge [ii]	—	85	—	85
Other expense, net	3	98	5	122
Tax effect	(1)	(3)	(2)	(9)
Net loss attributable to Magna	$2	$95	$3	$113

[ii] The non-cash impairment charge relates to impairment of a private equity investment and related long-term receivables within Other assets.

[d]   Gain on business combination

During the second quarter of 2024, the Company acquired a business in the Body Exteriors & Structures segment for $5 million, resulting in a bargain purchase gain of $9 million [$9 million after tax].

[e]   Veoneer Active Safety Business transaction costs

During 2023, the Company incurred $23 million [$22 million after tax] of transaction costs related to the acquisition of Veoneer AS.

3.     EARNINGS PER SHARE

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Basic earnings per Common Share:

Net income attributable to Magna International Inc.	$313	$339	$322	$548

Weighted average number of Common Shares outstanding	287.3	286.2	287.1	286.1

Basic earnings per Common Share	$1.09	$1.18	$1.12	$1.92

Diluted earnings per Common Share [a]:

Net income attributable to Magna International Inc.	$313	$339	$322	$548

Weighted average number of Common Shares outstanding	287.3	286.3	287.2	286.4

Diluted earnings per Common Share	$1.09	$1.18	$1.12	$1.91

[a]	For the three and six months ended June 30, 2024, diluted earnings per Common Share excluded 6.0 million [2023 – 4.2 million] and 4.4 million [2023 – 2.8 million] Common Shares, respectively, issuable under the Company's Incentive Stock Option Plan because these options were not "in-the-money". The dilutive effect of participating securities using the two-class method was excluded from the calculation of earnings per share because the effect would be immaterial.

38	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

4.     DETAILS OF CASH FLOWS

[a]	Cash and cash equivalents:

	June 30,	December 31,
	2024	2023
Bank term deposits and bankers' acceptances	$224	$502
Cash	775	696
	$999	$1,198

[b]	Items not involving current cash flows:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Depreciation	$373	$353	$750	$706
Amortization of acquired intangible assets	28	13	56	25
Other asset amortization	48	53	92	118
Deferred revenue amortization	(82)	(14)	(156)	(89)
Other non-cash charges	(11)	28	(3)	29
Deferred tax recovery	(24)	(35)	(152)	(72)
Dividends received in excess of equity income	8	29	22	37
Non-cash portion of Other expense, net [note 2]	13	98	309	122
	$353	$525	$918	$876

[c]	Changes in operating assets and liabilities:

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Accounts receivable	$139	$(411)	$(452)	$(1,581)
Inventories	18	(43)	(48)	(278)
Prepaid expenses and other	58	11	(27)	7
Accounts payable	(175)	106	(28)	799
Accrued salaries and wages	(15)	(13)	(26)	(34)
Other accrued liabilities	59	65	329	556
Income taxes payable	(29)	(47)	(23)	(142)
	$55	$(332)	$(275)	$(673)

5.     BUSINESS COMBINATIONS

[a]      HE System Electronic Acquisition

On May 31, 2024, the Company acquired 100% of the common shares and voting interests of HE System Electronic [“HES”]. HES develops and produces micro-electronic assemblies and electronic systems. The acquisition was accounted for as a business combination and is recorded in the Company’s Power & Vision segment. Total consideration was $51 million [net of $1 million cash acquired], and was recognized as non-cash working capital of $6 million and long-lived assets of $45 million.

[b]     Veoneer Acquisition

On June 1, 2023, the Company completed the acquisition of 100% of the common shares and voting interests of the entities holding Veoneer AS for $1,438 million [net of $111 million cash acquired]. The final allocation of the consideration transferred to the assets acquired and liabilities assumed was completed during the second quarter of 2024, and remains consistent with the preliminary purchase price allocation. The Company received $37 million from the seller in the first quarter of 2024 related to purchase price adjustments for which the related receivable from the seller was recognized as at December 31, 2023.

Magna International Inc. Second Quarter Report 2024	39

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

6.     INVENTORIES

Inventories consist of:

	June 30,	December 31,
	2024	2023
Raw materials and supplies	$1,706	$1,861
Work-in-process	460	450
Finished goods	586	569
Tooling and engineering	1,714	1,726
	$4,466	$4,606

Tooling and engineering inventory represents costs incurred on tooling and engineering services contracts in excess of billed and unbilled amounts included in accounts receivable.

7.     INVESTMENTS

	June 30,	December 31,
	2024	2023
Equity method investments	$886	$987
Public and private equity investments	244	230
Debt investments	31	22
Warrants	—	34
	$1,161	$1,273

Cumulative unrealized gains and losses on equity securities held as at June 30, 2024 were $47 million and $361 million [$28 million and $323 million as at December 31, 2023], respectively.

8.     OTHER ASSETS

Other assets consist of:

	June 30,	December 31,
	2024	2023
Preproduction costs related to long-term supply agreements	$706	$835
Long-term receivables	323	321
Pension overfunded status	44	41
Unrealized gain on cash flow hedges	6	4
Other, net	95	118
	$1,174	$1,319

9.     WARRANTY

The following is a continuity of the Company's warranty accruals, included in Other accrued liabilities:

	2024	2023
Balance, beginning of period	$270	$257
Expense, net	33	49
Settlements	(18)	(23)
Foreign exchange and other	(1)	1
Balance, March 31	284	284
Expense, net	39	5
Settlements	(21)	(20)
Acquisition	—	3
Foreign exchange and other	(4)	22
Balance, June 30	$298	$294

40	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

10.  DEBT

Short-term borrowings

Commercial Paper Program

As at June 30, 2024, $781 million [$299 million as at December 31, 2023] of notes were outstanding under the U.S. commercial paper program, with a weighted average interest rate of 5.59% [2023 - 5.57%], and $64 million of notes were outstanding under the euro-commercial paper program [2023 - $210 million] with a weighted average interest rate of 3.82% [2023 - 4.02%]. Maturities on amounts outstanding are less than three months.

Credit Facilities

On May 10, 2024, the Company extended the maturity date of its $800 million 364-day syndicated revolving credit facility from June 24, 2024 to June 24, 2025. The facility can be drawn in U.S. dollars or Canadian dollars. The Company has no borrowings under this credit facility.

Long-term borrowings

Senior notes

During the six months ended June 30, 2024, the Company issued the following Senior Notes:

	Issuance Date	Net Cash Proceeds	Maturity Date
Cdn$450 million Senior Notes at 4.80%	May 30, 2024	Cdn$448 million	May 30, 2029
$400 million Senior Notes at 5.050%	March 14, 2024	$397 million	March 14, 2029

The Senior Notes were issued for general corporate purposes, including the repayment of $750 million in Senior Notes on June 17, 2024.

The Senior Notes are unsecured obligations and do not include any financial covenants. The Company may redeem the notes in whole or in part at any time, and from time to time, at specified redemption prices determined in accordance with the terms of the indenture governing the Senior Notes

11.  CAPITAL STOCK

[a]	During the six month period ended June 30, 2024, the Company repurchased 0.1 million shares under a normal course issuer bid for cash consideration of $5 million to settle certain equity compensation plans.

[b]	The following table presents the maximum number of shares that would be outstanding if all the dilutive instruments outstanding at August 1, 2024 were exercised or converted:

Common Shares	287,327,745
Stock options [i]	6,072,366
293,400,111

[i] Options to purchase Common Shares are exercisable by the holder in accordance with the vesting provisions and upon payment of the exercise price as may be determined from time to time pursuant to the Company's stock option plans.

Magna International Inc. Second Quarter Report 2024	41

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

12.  ACCUMULATED OTHER COMPREHENSIVE LOSS

The following is a continuity schedule of accumulated other comprehensive loss:

	2024	2023
Accumulated net unrealized loss on translation of net investment in foreign operations
Balance, beginning of period	$(836)	$(1,018)
Net unrealized (loss) gain	(235)	43
Repurchase of shares under normal course issuer bid	—	1
Balance, March 31	(1,071)	(974)
Net unrealized loss	(60)	(53)
Repurchase of shares under normal course issuer bid	—	(1)
Balance, June 30	(1,131)	(1,028)

Accumulated net unrealized gain on cash flow hedges [i]
Balance, beginning of period	43	5
Net unrealized (loss) gain	(13)	41
Reclassifications to net income	(29)	(3)
Balance, March 31	1	43
Net unrealized (loss) gain	(6)	48
Reclassifications to net income	(17)	(14)
Balance, June 30	(22)	77

Accumulated net unrealized loss on pensions
Balance, beginning of period	(105)	(101)
Revaluation	—	(5)
Reclassifications to net income	1	1
Balance, March 31	(104)	(105)
Revaluation	—	1
Balance, June 30	(104)	(104)

Total accumulated other comprehensive loss	$(1,257)	$(1,055)

[i]	The amount of income tax expense that has been netted in the accumulated net unrealized gain on cash flow hedges is as follows:

	2024	2023
Balance, beginning of period	$(16)	$—
Net unrealized gains (loss)	4	(15)
Reclassifications to net income	10	1
Balance, March 31	(2)	(14)
Net unrealized gains (loss)	2	(17)
Reclassifications to net income	7	4
Balance, June 30	$7	$(27)

The amount of other comprehensive loss that is expected to be reclassified to net income over the next 12 months is $13 million.

42	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.   FINANCIAL INSTRUMENTS

[a]	Financial assets and liabilities

The Company's financial assets and financial liabilities consist of the following:

	June 30,	December 31,
	2024	2023
Financial assets
Cash and cash equivalents	$999	$1,198
Accounts receivable	8,219	7,881
Warrants and public and private equity investments	244	264
Debt investments	31	22
Long-term receivables included in other assets	323	321
	$9,816	$9,686

Financial liabilities
Short-term borrowings	$848	$511
Long-term debt (including portion due within one year)	4,928	4,994
Operating lease liabilities (including current portion)	1,684	1,718
Accounts payable	7,639	7,842
	$15,099	$15,065

Derivatives designated as effective hedges, measured at fair value
Foreign currency contracts
Prepaid expenses	$3	$78
Other assets	6	4
Other accrued liabilities	(15)	(13)
Other long-term liabilities	(25)	(8)
	$(31)	$61

[b]	Supplier financing program

The Company has supplier financing programs with third-party financial institutions that provides financing to suppliers of tooling related materials. These arrangements allow suppliers to elect to be paid by a financial institution at a discount earlier than the maturity date of the receivable, which may extend from 6 to 18 months. The Company will pay the full amount owing to the financial institution on the maturity dates. Amounts outstanding under these programs as at June 30, 2024 were $136 million [$132 million at December 31, 2023] and are presented within accounts payable.

[c]	Fair value

The Company determined the estimated fair values of its financial instruments based on valuation methodologies it believes are appropriate; however, considerable judgment is required to develop these estimates. Accordingly, these estimated fair values are not necessarily indicative of the amounts the Company could realize in a current market exchange. The estimated fair value amounts can be materially affected by the use of different assumptions or methodologies. The methods and assumptions used to estimate the fair value of financial instruments are described below:

Cash and cash equivalents, accounts receivable, accounts payable and short-term borrowings

Due to the short period to maturity of the instruments, the carrying values as presented in the consolidated balance sheets are reasonable estimates of fair values.

Publicly traded and private equity securities

The fair value of the Company’s investments in publicly traded equity securities is determined using the closing price on the measurement date, as reported on the stock exchange on which the securities are traded. [Level 1 input based on the GAAP fair value hierarchy]

The Company estimates the value of its private equity securities based on valuation methods using the observable transaction price at the transaction date and other observable inputs including rights and obligations of the securities held by the Company. [Level 3 input based on the GAAP fair value hierarchy]

Magna International Inc. Second Quarter Report 2024	43

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (CONTINUED)

Warrants

The Company estimates the value of its warrants based on the quoted prices in the active market for the common shares, [Level 2 inputs based on the GAAP fair value hierarchy], followed by an impairment review considering both qualitative and quantitative factors that may have a significant impact on the investee’s fair value.

Term Loans

The Company’s Term Loans consists of advances in the form of 1, 3 or 6-month loans that may be rolled over until the end of the 3 and 5-year terms. Due to the short-term maturity of each loan, the carrying value as presented in the consolidated balance sheets is a reasonable estimate of its fair value.

Senior Notes

At June 30, 2024, the net book value of the Company's Senior Notes was $4.4 billion and the estimated fair value was $4.3 billion. The fair value of the Senior Notes are classified as Level 1 when quoted prices in active markets are available and Level 2 when the quoted prices are from less active markets or when other observable inputs are used to determine fair value.

[d]	Credit risk

The Company's financial assets that are exposed to credit risk consist primarily of cash and cash equivalents, accounts receivable, debt investments, and foreign exchange and commodity forward contracts with positive fair values. Cash and cash equivalents, which consist of short-term investments, are only invested in bank term deposits and bank commercial paper with an investment grade credit rating. Credit risk is further reduced by limiting the amount which is invested in certain major financial institutions.

The Company is also exposed to credit risk from the potential default by any of its counterparties on its foreign exchange forward contracts. The Company mitigates this credit risk by dealing with counterparties who are major financial institutions that the Company anticipates will satisfy their obligations under the contracts.

In the normal course of business, the Company is exposed to credit risk from its customers, substantially all of which are in the automotive industry and are subject to credit risks associated with the automotive industry. For the three and six months ended June 30, 2024, sales to the Company's six largest customers represented 74% of the Company's total sales; and substantially all of its sales are to customers with which the Company has ongoing contractual relationships. The Company conducts business with newer electric vehicle-focused customers, which poses incremental credit risk due to their relatively short operating histories; limited financial resources; less mature product development and validation processes; uncertain market acceptance of their products/services; and untested business models. These factors may elevate our risks in dealing with such customers, particularly with respect to recovery of: pre-production (including tooling, engineering, and launch) and production receivables; inventory; fixed assets and capitalized preproduction expenditures; as well as other third party obligations related to such items.  As at June 30, 2024, the Company’s balance sheet exposure related to newer electric vehicle-focused customers was approximately $250 million. In determining the allowance for expected credit losses, the Company considers changes in customer's credit ratings, liquidity, customer's historical payments and loss experience, current economic conditions, and the Company's expectations of future economic conditions.

[e]	Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary current assets and current liabilities. In particular, the amount of interest income earned on cash and cash equivalents is impacted more by investment decisions made and the demands to have available cash on hand than by movements in interest rates over a given period.

The Company is exposed to interest rate risk on its Term Loans as the interest rate is variable, however the Company is not exposed to interest rate risk on Senior Notes as the interest rates are fixed.

44	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

13.	Financial instruments (CONTINUED)

[f]	Currency risk and foreign exchange contracts

The Company is exposed to fluctuations in foreign exchange rates when manufacturing facilities have committed to the delivery of products, and/or the purchase of materials and equipment in currencies other than the facilities' functional currency. In an effort to manage this net foreign exchange exposure, the Company employs hedging programs, primarily through the use of foreign exchange forward contracts.

At June 30, 2024, the Company had outstanding foreign exchange forward contracts representing commitments to buy and sell various foreign currencies. Significant commitments are as follows:

	For Canadian dollars		For U.S. dollars		For Euros
		Weighted		Weighted		Weighted	Czech	Weighted
	U.S. dollar	average	Peso	average	U.S. dollar	average	Koruna	average
	amount	rate	amount	rate	amount	rate	Amount	rate
Buy	9	0.75565	638	0.04397	3	0.84254	50	0.03783
(Sell)	(480)	1.28116	—	—	(33)	1.08982	—	—

Forward contracts mature at various dates through 2026. Foreign currency exposures are reviewed quarterly.

[g]	Equity price risk

Public equity securities and warrants

The Company's public equity securities are subject to market price risk due to the risk of loss in value that would result from a decline in the market price of the common shares or underlying common shares.

14.	CONTINGENCIES

From time to time, the Company may become involved in regulatory proceedings, or become liable for legal, contractual and other claims by various parties, including customers, suppliers, former employees, class action plaintiffs and others. On an ongoing basis, the Company attempts to assess the likelihood of any adverse judgments or outcomes to these proceedings or claims, together with potential ranges of probable costs and losses. A determination of the provision required, if any, for these contingencies is made after analysis of each individual issue. The required provision may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy in dealing with these matters.

In December 2023, the Company received a notification [the “Notification Letter”] from a customer informing the Company as to the customer’s initial determination that one of the Company’s operating groups bears responsibility for costs totaling $352 million related to two product recalls. The Notification Letter triggered a negotiation period regarding financial allocation of the total costs for the two recalls, which remains on-going. In the event such negotiations are not concluded successfully, the customer has discretion under its Terms and Conditions to debit Magna up to 50% of the parts and labour costs actually incurred related to the recalls. The Company believes that the product in question met the customer’s specifications, and accordingly, is vigorously contesting the customer’s determination. Magna does not currently anticipate any material liabilities.

In July 2024, a Tier 2 supplier filed a claim against the Company for alleged damages arising from de-sourcing of its component on one OEM customer’s applications, as well as volume shortfalls on another OEM customer’s applications containing the component. Although the supplier has indicated that its claim cannot be fully quantified at this time, the supplier has estimated that the aggregate amount of financial loss incurred will be approximately €250 million. The same supplier has also filed multiple patent infringement claims seeking a preliminary injunction restricting the Company’s sale of systems alleged to infringe the supplier’s patents, as well as monetary damages. The Company believes it has valid defenses to the supplier’s claims and is vigorously contesting the claims. Due to the early stage of proceedings, it is too early to predict the outcome.

Magna International Inc. Second Quarter Report 2024	45

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	SEGMENTED INFORMATION

Magna is a global automotive supplier which has complete vehicle engineering and contract manufacturing expertise, as well as product capabilities which include body, chassis, exterior, seating, powertrain, active driver assistance, electronics, mirrors & lighting, mechatronics, and roof systems. Magna also has electronic and software capabilities across many of these areas.

The Company is organized under four operating segments: Body Exteriors & Structures, Power & Vision, Seating Systems, and Complete Vehicles. These segments have been determined on the basis of technological opportunities, product similarities, market and operating factors, and are also the Company's reportable segments.

The Company's chief operating decision maker uses Adjusted Earnings before Interest and Income Taxes ["Adjusted EBIT"] as the measure of segment profit or loss, since management believes Adjusted EBIT is the most appropriate measure of operational profitability or loss for its reporting segments. Adjusted EBIT is calculated by taking Net income and adding back Amortization of acquired intangible assets, Income taxes, Interest expense, net and Other (income) expense, net.

The Adjusted EBIT presented in the tables below for the prior period have been updated to reflect the revised calculation of Adjusted EBIT adopted by the Company effective July 1, 2023, which excludes the amortization of acquired intangible assets.

[a]	The following tables show segment information for the Company's reporting segments and a reconciliation of Adjusted EBIT to the Company's consolidated net income (loss):

	Three months ended June 30, 2024
					Equity	Fixed
	Total	External	Adjusted		(income)	asset
	sales	sales	EBIT [ii]	Depreciation	loss	additions
Body Exteriors & Structures	$4,465	$4,401	$341	$182	$(1)	$311
Power & Vision	3,926	3,866	198	144	(6)	161
Seating Systems	1,455	1,453	53	23	(4)	16
Complete Vehicles	1,242	1,236	20	18	(2)	9
Corporate & Other [i]	(130)	2	(35)	6	4	3
Total Reportable Segments	$10,958	$10,958	$577	$373	$(9)	$500

	Three months ended June 30, 2023
					Equity	Fixed
	Total	External	Adjusted		loss	asset
	sales	sales	EBIT [ii]	Depreciation	(income)	additions
Body Exteriors & Structures	$4,540	$4,468	$394	$175	$1	$310
Power & Vision	3,462	3,396	124	127	(28)	153
Seating Systems	1,603	1,598	67	20	(4)	20
Complete Vehicles	1,526	1,517	34	26	(1)	13
Corporate & Other [i]	(149)	3	(3)	5	(4)	6
Total Reportable Segments	$10,982	$10,982	$616	$353	$(36)	$502

46	Magna International Inc. Second Quarter Report 2024

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

	Six months ended June 30, 2024
					Equity	Fixed
	Total	External	Adjusted		(income)	asset
	sales	sales	EBIT [ii]	Depreciation	loss	additions
Body Exteriors & Structures	$8,894	$8,764	$639	$362	$(1)	$617
Power & Vision	7,768	7,647	296	286	(33)	304
Seating Systems	2,910	2,902	105	48	(9)	38
Complete Vehicles	2,625	2,610	47	43	(3)	21
Corporate & Other [i]	(269)	5	(41)	11	3	13
Total Reportable Segments	$21,928	$21,928	$1,046	$750	$(43)	$993

	Six months ended June 30, 2023
					Equity	Fixed
	Total	External	Adjusted		loss	asset
	sales	sales	EBIT [ii]	Depreciation	(income)	additions
Body Exteriors & Structures	$8,979	$8,786	$666	$360	$1	$581
Power & Vision	6,785	6,651	216	245	(62)	266
Seating Systems	3,089	3,077	104	42	(8)	40
Complete Vehicles	3,152	3,134	86	51	(2)	24
Corporate & Other [i]	(350)	7	(7)	8	2	15
Total Reportable Segments	$21,655	$21,655	$1,065	$706	$(69)	$926

[i] Included in Corporate and Other Adjusted EBIT are intercompany fees charged to the automotive segments.

[ii] The following table reconciles Net income (loss) to Adjusted EBIT:

	Three months ended		Six months ended
	June 30,		June 30,
	2024	2023	2024	2023
Net income (loss)	$328	$354	$354	$571
Add:
Amortization of acquired intangible assets	28	13	56	25
Interest expense, net	54	34	105	54
Other expense, net	68	86	424	228
Income taxes	99	129	107	187
Adjusted EBIT	$577	$616	$1,046	$1,065

[b] The following table shows Goodwill for the Company's reporting segments:

	June 30,	December 31,
	2024	2023
Body Exteriors & Structures	$443	$452
Power & Vision	1,909	1,928
Seating Systems	253	258
Complete Vehicles	105	109
Corporate & Other	21	20
Total Reportable Segments	$2,731	$2,767

Magna International Inc. Second Quarter Report 2024	47

MAGNA INTERNATIONAL INC.

NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

[Unaudited]

[All amounts in U.S. dollars and all tabular amounts in millions unless otherwise noted]

15.	Segmented Information (CONTINUED)

[c]	The following table shows Net Assets for the Company's reporting segments:

	June 30,	December 31,
	2024	2023
Body Exteriors & Structures	$8,845	$8,147
Power & Vision	7,622	7,880
Seating Systems	1,323	1,340
Complete Vehicles	379	574
Corporate & Other	788	1,066
Total Reportable Segments	$18,957	$19,007

The following table reconciles Total Assets to Net Assets:

	June 30,	December 31,
	2024	2023
Total Assets	$31,986	$32,255
Deduct assets not included in segment net assets:
Cash and cash equivalents	(999)	(1,198)
Deferred tax assets	(807)	(621)
Long-term receivables from joint venture partners	(72)	(49)
Deduct liabilities included in segment net assets:
Accounts payable	(7,639)	(7,842)
Accrued salaries and wages	(862)	(912)
Other accrued liabilities	(2,650)	(2,626)
Segment Net Assets	$18,957	$19,007

48	Magna International Inc. Second Quarter Report 2024